FRAN STOLLER Partner 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4935 Main 212.407.4000 Fax 212.214.0706 fstoller@loeb.com

October 5, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                     Stone Tan China Acquisition Corp.
Form S-1 Registration Statement
File No. 333-142729

Dear Mr. Reynolds:

On behalf of our client, Stone Tan China Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form S-1 (No. 333-142729) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 7 is being filed to reflect (i) a reduction in the size of the offering and the warrant exercise price and (ii) an agreement by the Company’s founding stockholders to purchase $10,000,000 of securities following the offering.

The Company hopes to have the Registration Statement declared effective on Thursday, October 11th, but in no event later than Monday, October 15th when its financial statements go stale.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Giovanni Caruso at (212) 407-4866.

Sincerely,

/s/ Fran Stoller

Fran Stoller

Partner